[Farm Bureau Life Insurance Company letterhead]

April 29, 2009

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0506

Re:	Farm Bureau Life Annuity Account Farm Bureau Life Insurance Company Post-Effective Amendment No. 2 Registration Statement on N-4 (File No. 333-148212)

Dear Commissioners:

On behalf of Farm Bureau Life Insurance Company (the “Company”) and Farm Bureau Life Annuity Account (the “Separate Account”), this letter sets forth the representations requested by the Commission Staff with respect to the above-referenced filing.

The Company acknowledges that:

•

the Company, on behalf of the Separate Account, is responsible for the adequacy and accuracy of the disclosure in Post-Effective Amendment No.2 to the Form N-4 Registration Statement for the Separate Account;

•

Commission Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at (515) 225-5989 or Thomas E. Bisset at (202) 383-0118.

Sincerely,

/s/ David A. McNeill
David A. McNeill
Vice President & General Counsel

cc: Thomas E. Bisset, Esq.